UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2014 Commission File Number: 001-34602
DAQO NEW ENERGY CORP.
666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China (86-23) 6486-6666
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By: /s/ Gongda Yao_____________

Name: Gongda Yao

Title: Director and Chief Executive Officer

Date: May 12, 2014

EXHIBIT INDEX

Exhibit 99.1: Daqo New Energy Corp. Announces Unaudited First Quarter 2014 Results (published on May 12, 2014)

Exhibit 99.2: Daqo New Energy Corp. Announces Proposed Follow-on Public Offering of American Depositary Shares (published on May 12, 2014)